UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                              TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                            Trex Medical Corporation
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   89531R 10 1
                                 -------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
     ----------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 17, 2000
                                ----------------
           (Date of Event which Requires Filing of this Statement)

           --------------------------------------------------------


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           --------------------------------------------------------

--------------------------------------------------------------------------------
                       1  NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                               IRS No. 04-2209186
--------------------------------------------------------------------------------
                       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  (a) [   ]
                          GROUP*                                      (b) [ x ]
--------------------------------------------------------------------------------
                       3  SEC USE ONLY


--------------------------------------------------------------------------------
                       4  SOURCE OF FUNDS*

                          WC
--------------------------------------------------------------------------------
                       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  [   ]
                          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
                       6  CITIZENSHIP OR PLACE OF ORGANIZATION

                          State of Delaware
                      ----------------------------------------------------------
                       7  SOLE VOTING POWER

                          25,121,689
  NUMBER OF SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                       8  SHARED VOTING POWER

                          0
                      ----------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER

                          25,121,689
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
                      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          25,121,689
--------------------------------------------------------------------------------
                      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW      [   ]
                          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
                      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                          ROW (11)

                          78.6%
--------------------------------------------------------------------------------
                      14  TYPE OF REPORTING PERSON*

                          CO
--------------------------------------------------------------------------------

      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of Trex Medical Corporation (the "Issuer"), as set forth below.

Item 2.  Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4, 5 and 6 of this Schedule 13D. The Reporting Person holds directly the Shares of the Issuer that are the subject of this Amendment. As of the date of this Amendment, 25,121,689 Shares were owned of record by the Reporting Person. The Reporting Person also had the right to acquire approximately 678,541 Shares upon conversion of $8 million principal amount of the Company's 8% Subordinated Convertible Notes due 2000. These Notes were convertible at a conversion price of $11.79 per Share. On October 18, 2000, the Reporting Person and the Issuer agreed to replace these Notes with a new note in the principal amount of $8 million. This new note matures March 30, 2001 and bears interest at a rate that is equal to the Dealer Commercial Paper Rate for 90-day maturties as reported in the Wall Street Journal plus 100 basis points (currently 7.49%). The note is not convertible into shares of the Issuer.

      The Reporting Person is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, the Reporting Person serves the healthcare market through a family of medical companies, and is a major producer of paper recycling systems and provides fiber-recovery products. As announced on January 31, 2000, the Reporting Person has initiated a major reorganization that would transform it into one publicly traded entity focused on its core instruments business. The Reporting Person's medical products and paper recycling businesses will be spun off as dividends to Thermo Electron stockholders. More information is available on the Internet at http://www.thermo.com.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 4.  Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On October 17, 2000, the Reporting Person issued a press release stating that the Reporting Person plans to make a cash tender offer for any and all of the outstanding Shares of the Issuer at $2.15 per Share. The Reporting Person currently owns of record approximately 78.6% of the outstanding Shares.

      The Reporting Person will condition the tender offer on receiving acceptances from holders of enough Shares so that, when combined with its current ownership of Shares, the Reporting Person's ownership reaches at least 90%. If the Reporting Person achieves this 90% ownership threshold, it will acquire all remaining outstanding Shares through a short-form merger in Delaware. Stockholders who do not tender their Shares to the Reporting Person during the tender offer would also receive $2.15 per Share in cash for their Shares in the short-form merger. The tender offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings. The short-form merger would not require the approval of the Issuer's board of directors or stockholders.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.  Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) On December 17, 1999, ThermoTrex Corporation, the parent corporation of the Issuer and a majority-owned subsidiary of the Reporting Person, issued a press release stating that it had entered into a definitive agreement and plan of merger with the Reporting Person. Following the consummation of this merger on August 14, 2000, ThermoTrex ceased to be a publicly traded company, and the Shares of the Issuer formerly held by the Reporting Person indirectly, through ThermoTrex, are now directly held by the Reporting Person.

      To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 205,194 Shares or approximately 0.6% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 183,500 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person, as of September 30, 2000, is set forth below.

Name                                                        Number of Shares(1)
----                                                        ----------------
Samuel W. Bodman                                                       0
Peter O. Crisp                                                     1,500
Marijn E. Dekkers                                                      0
Elias P. Gyftopoulos                                              44,340
Brian D. Holt                                                      4,000
Frank Jungers                                                      1,650
John T. Keiser                                                    20,000
Jim P. Manzi                                                           0
Robert A. McCabe                                                   7,050
Theo Melas-Kyriazi                                                54,000
Hutham S. Olayan                                                  52,654
Robert W. O'Leary                                                      0
William A. Rainville                                              20,000
Richard F. Syron                                                       0
All directors and current executive officers as a group          205,194
(14 persons)

(1) Shares reported as beneficially owned by Mr. Crisp, Dr. Gyftopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, Mr. Rainville, and all directors and executive officers as a group include 1,500, 41,000, 4,000, 1,000, 20,000, 1,000, 54,000, 41,000, 20,000 and
      183,500 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

      Although certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. Gyftopoulos, Ms. Olayan and all directors and current executive officers as a group include 2,340, 6,654 and 8,994, Shares, respectively, allocated to their respective accounts maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Ms. Olayan do not include Shares owned by Crescent International Holdings Ltd., a member of the Olayan Group, which is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent International Holdings Ltd.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that it plans to take the Issuer private at a cash price of $2.15 per Share.

      Of the 25,121,689 Shares beneficially owned by the Reporting Person, 222,650 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 51,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias Gyftopoulos has the right to acquire 41,000 Shares within 60 days; Mr. Theo Melas-Kyriazi has the right to acquire 50,000 Shares within 60 days; and Ms. Hutham Olayan has the right to acquire 41,000 Shares within 60 days.

                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2000                 THERMO ELECTRON CORPORATION


                                        By:   /s/ Theo Melas-Kyriazi
                                              ----------------------------------
                                              Theo Melas-Kyriazi
                                              Vice President and Chief
                                              Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Samuel W. Bodman:                       Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                         Director, Thermo Electron

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                   Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                          Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Jim P. Manzi:                           Director, Thermo Electron

     Mr. Manzi was the Chairman, President and Chief Executive Officer of Lotus Development Corporation, a software manufacturer, from 1984 until 1995. Since leaving Lotus, Mr. Manzi has been involved in a number of technology start-up ventures, primarily related to the Internet.

Robert A. McCabe:                       Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Hutham S. Olayan:                       Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022.

Robert W. O'Leary:                      Director, Thermo Electron

     Mr. O'Leary is the President and Chief Executive Officer of PacificCare Health Systems, Inc., a managed health services company. His business address is PacificCare Health Systems, Inc., 3120 Lake Center Drive, Santa Ana, California 92704.

Richard F. Syron:                       Chief Executive Officer, Chairman of
                                        the Board and Director, Thermo Electron
Marijn E. Dekkers:                      Director, President and Chief
                                        Operating Officer, Thermo Electron.
                                        Mr. Dekkers is a citizen of The
                                        Netherlands.
Theo Melas-Kyriazi:                     Vice President and Chief Financial
                                        Officer, Thermo Electron. Mr.
                                        Melas-Kyriazi is a citizen of Greece.
Brian D. Holt:                          Chief Operating Officer, Energy and
                                        Environment, Thermo Electron
John T. Keiser:                         Chief Operating Officer, Biomedical,
                                        Thermo Electron
William A. Rainville:                   Chief Operating Officer, Recycling and
                                        Resource Recovery, Thermo Electron